EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2012	2011	2010	2009	2008
EARNINGS
Pretax income	$287,074	$284,406	$254,454	$214,221	$202,376
Add: Distributed income from affiliates	9,329	11,676	17,123	5,563	7,632
Add: Fixed charges	91,690	64,341	58,352	60,591	72,964
Amortization of capitalized interest	2,450	2,341	2,303	2,301	2,161

Total Earnings	390,543	362,764	332,232	282,676	285,133
Less: Capitalized interest	(4,056)	(3,113)	(3,817)	(2,899)	(1,917)

Adjusted Earnings	$386,487	$359,651	$328,415	$279,777	$283,216

FIXED CHARGES
Interest expense	$64,114	$41,832	$37,413	$40,992	$53,401
Capitalized interest	4,056	3,113	3,817	2,899	1,917
Portion of rents representative of the interest factor	23,520	19,396	17,122	16,700	17,646

Total Fixed Charges	$91,690	$64,341	$58,352	$60,591	$72,964

Ratio of Earnings to Fixed Charges	4.22	5.59	5.63	4.62	3.88